ASSET PURCHASE AGREEMENT

     THIS ASSET PURCHASE AGREEMENT (the "Agreement") is made and entered into as of the 27th day of June, 1997 by and between CONTOUR FABRICATORS, INC., a Michigan corporation (hereinafter "CFI"); CONTOUR FABRICATORS OF FLORIDA, INC., a Florida corporation (hereinafter "CFFI" and, together with CFI, sometimes hereinafter collectively referred to as "Sellers"); CONTOUR MEDICAL, INC., a Nevada corporation (hereinafter "CMI"); and RAWCAR GROUP, L.L.C., a Michigan limited liability company (hereinafter "Purchaser").

                             RECITALS

A. Purchaser desires to purchase certain assets of CFI, CFFI and CMI, all as more fully described herein.

B. Sellers and CMI (sometimes hereinafter collectively referred to as the "Contour Parties") desire to sell certain assets to Purchaser.

C.   The parties have agreed to set forth their agreement in writing.

THE PARTIES AGREE AS FOLLOWS:

                            ARTICLE 1
                  AGREEMENT TO PURCHASE AND SELL

1.1 Sale. Sellers and CMI agree to sell, and Purchaser agrees to purchase, the interest of Sellers and CMI in the following (the "Assets"):

A. All furniture, trade fixtures, equipment and tools owned by CFI and all furniture, trade fixtures, equipment and tools of CFFI (other than the furniture and equipment identified on Exhibit 1.1A attached hereto) used in their manufacturing businesses and/or located at 3340 Scherer Drive, St. Petersburg, Florida, including, but not limited to, those assets described on
Exhibit 1.1A attached hereto (it being understood that, for purposes of this Agreement, the manufacturing business or operations of CFFI shall not include its kit assembly business);

B. All of the current and usable inventory of CFI, wherever located, and all of the current and usable manufacturing inventory of CFFI, as the same shall exist as of the close of business on the Closing Date (as hereinafter defined);

C. All of the accounts receivable of CFI and all of the accounts receivable of CFFI relating to manufacturing only, as the same shall exist as of the close of business on the Closing Date;

D. All of the rights, benefits and interest of CFI under all contracts and agreements, written or oral, and all of the rights, benefits and interest of CFFI under all contracts and agreements, written or oral, related to the manufacturing business of CFFI;

E. All registered and unregistered trademarks, trade names, copyrights, patents, 510ks, service marks and service names, and applications therefor; all technology and technological processes, all research and development, know-how, trade secrets, formulae and all other intellectual property of CFI and all of the foregoing of CFFI used in connection with its manufacturing operations;

F. All prepaid expenses of CFI and all prepaid expenses of CFFI relating to its manufacturing business only;

G. All books, records, documents and other writings of CFI and all of the foregoing used in connection with the manufacturing business of CFFI;

H. All permits, licenses, certificates and governmental authorizations, approvals, license applications or related certifications of CFI and all of the foregoing obtained in connection with the manufacturing operations of CFFI;

I. All data processing programs, software programs, computer printouts, data bases and hardware and related items of CFI and all of the foregoing used in the conduct of the manufacturing business of CFFI, including accountings, invoices, auditing, pension and data processing bases and programs;

J. Goodwill of Sellers as going concerns, all telephone numbers of CFI, all yellow page advertisements (to the extent deliverable by Sellers) and the right to the use of the names Contour Fabricators, Inc. and Contour Fabricators of Florida, Inc.

K. The right to sublease from CMI the entirety of the building located at 3340 Scherer Drive, St. Petersburg, Florida, for the period commencing July 1, 1997 and terminating June 30, 2000 at a base rate of $4.23 per square foot plus sales tax and an annual increase measured by reference to the Consumer Price Index and otherwise on terms substantially as set forth in the prime lease.

L.   Real estate of CFI commonly known as 4100 E. Baldwin Road,
Grand Blanc, Michigan, and located in Grand Blanc Township, Genessee County, Michigan, legally described as:

A parcel of land in the West 1/2 of the NW 1/4 of Section
34, T6N-R7E, beginning at a point on the North line of Section 34, which is East 861.22 feet from the NW corner of Section 34; thence, East along said North line, 461-28 feet; thence, South 00 degrees 38 minutes East along the West 1/8 line of Section 34, a distance of 2,165 feet to the NE'ly line of C & O Railroad right-of-way line; thence, along said NE'ly line on a curve to the left having a radius of 5,803.09 feet, chord bearing and distance of North 11 degrees 15 minutes West, 327.48 feet and North 12 degrees 52 minutes West 1,892.4 feet to the point of beginning;

M. All other assets, tangible or intangible, of CFI and all of the foregoing used by CFFI in connection with the operation of its manufacturing business;

N.   The Environmental Tectonics Corporation Model 400-05 EtO
Sterilizer owned by CMI and constructed in CMI's facility at 3340 Scherer Drive, St. Petersburg, Florida, which sterilizer shall be in operating order at the time of sale, including all permits, licenses and governmental approvals required therefor.

At Closing (as hereinafter defined), Sellers and CMI shall transfer, assign, convey and deliver the Assets to Purchaser free and clear of all security interests, liens, pledges, claims, charges, escrows, encumbrances, encroachments, rights of first refusal, mortgages, indentures, easements, licenses, restrictions or other covenants, agreements, understandings, obligations, defects or irregularities affecting title to any of the Assets (collectively, "Liens").

1.2  Assets Not Included.  Notwithstanding Section 1.1, the following
(the "Excluded Assets") shall remain the property of Sellers and shall not be included in the Assets:

A. All insurance policies relating to their respective businesses and any rights or proceeds arising therefrom;

B.   All minute books and stock record books of Sellers.

C. All cash, bank deposits, certificates of deposit, commercial paper, treasury bills, marketable securities and other cash equivalents of Sellers.

D. Any and all property, business and assets of every kind, nature and description that are used in connection with CFFI's distribution business or its kit assembly business.

E.   All tax returns and financial statements of the Contour
Parties and any benefit, claim or receivable of the Contour Parties for federal, state or local income taxes or refunds.

1.3 Covenant Not To Compete. At Closing, Sellers and CMI shall execute a Covenant Not To Compete satisfactory to Purchaser.

                            ARTICLE 2
                          PURCHASE PRICE

2.1 Purchase Price. The purchase price for the Assets and the covenant not to compete shall be Three Million Three Hundred Fifty Thousand ($3,350,000.00) Dollars.

2.2 Allocation of Purchase Price. The parties agree to allocate the purchase price for the Assets in accordance with an allocation schedule to be prepared by Purchaser in accordance with Section 1060 of the Internal Revenue Code of 1986. The parties will report the federal, state and local tax consequences of the purchase and sale contemplated hereby in a manner consistent with such allocation schedule.

                            ARTICLE 3
                         TERMS OF PAYMENT

3.1 Payment. The purchase price shall be paid in cash or certified funds at Closing.

3.2 Assumption of Liabilities. As of the Closing Date, Purchaser shall assume and agree to pay, perform or otherwise discharge when due all of the following liabilities relating to the Assets and existing at or arising on or after the Closing Date (collectively, the "Assumed Liabilities") and shall deliver to Sellers at Closing a duly executed instrument of assumption in form sufficient to effect the assumption by Purchaser of the Assumed Liabilities:
(i) all of Sellers' obligations on the date hereof to fill orders from inventory with respect to which payment is not made to Sellers; (ii) all of Sellers' outstanding commitments for the purchase of raw materials and supplies to the extent disclosed on the Contour Disclosure Schedule; (iii) all of Sellers' liability for returned products and defective goods credited by Purchaser's representatives in each case which were sold by Sellers prior to Closing (but only to the extent so credited); and (iv) all obligations, liabilities and commitments of either Seller arising out of any written agreement, contract, instrument or other arrangement entered into in the ordinary course of business and by which any of the Assets is bound or affected or by which CFI or CFFI is bound in connection with the Assets (but excluding any obligation or liability for any breach thereof occurring prior to the Closing Date). Except as specifically set forth in the immediately preceding sentence, Purchaser shall not assume, and shall have no liability for, any debts, liabilities, obligations, expenses, taxes, contracts or commitments of Sellers or CMI of any kind, character or description, whether accrued, absolute, contingent or otherwise; provided, however, that Purchaser shall be responsible for all liabilities and obligations pertaining to the operation or ownership of the Assets arising subsequent to the Closing Date. Sellers agree to satisfy in a timely manner all of their liabilities, indebtedness and obligations not assumed by Purchaser pursuant to this Agreement.

                            ARTICLE 4
      TAXES, CLOSING COSTS AND ADJUSTMENTS TO PURCHASE PRICE

4.1 Liability for Taxes and Closing Costs. Purchaser, on the one hand, and Sellers, on the other hand, shall be equally responsible for the timely payment of (i) all title commitment fees and all closing costs related to the closing of the real estate purchased hereunder, and (ii) all sales (other than bulk sales), use, value added, documentary, stamp, registration, transfer, conveyance, excise, recording, license and other similar taxes and fees (collectively, "Transfer Taxes") arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement. Purchaser shall prepare and timely file all tax returns required to be filed in respect of the Transfer Taxes, provided that the Contour Parties shall be permitted to prepare any such tax returns that are the primary responsibility of the Contour Parties under applicable law. The preparation of any such tax returns by the Contour Parties shall be subject to Purchaser's approval, which approval shall not be withheld unreasonably.

4.2 Miscellaneous Business Taxes. All social security, sales, use, unemployment, withholding and other business taxes for all years up to and including the last completed tax year and all payroll periods for the current tax year immediately preceding the Closing Date shall be paid in full by Sellers.

4.3 Adjustments. Adjustments shall be made at the Closing for any payroll and unpaid taxes and other liabilities, if any, attributable to periods both on and prior and subsequent to the Closing Date. All real estate taxes, personal property taxes, rents, utilities and all such other taxes, charges and assessments, if any, relating to any real property to be sold to or subleased by Purchaser hereunder shall be apportioned between Purchaser and Sellers on the Closing Date on the basis of the tax year for which assessed. If the Closing Date shall occur before the tax rate for any tax year is fixed, the apportionment of taxes shall be upon the basis of the tax rate for the next preceding year for which the tax rate is fixed applied to the latest assessed valuation. The net amount of any of any such adjustments or apportionment shall either be an increase or a decrease of the purchase price and monies payable at Closing.

                            ARTICLE 5
                   BULK TRANSFER ACT COMPLIANCE

Sellers and Purchaser hereby waive compliance with the provisions of
Article 6 of the Uniform Commercial Code, entitled "Uniform Commercial Code - Bulk Transfers", or comparable laws relating to bulk transfers as adopted in the jurisdictions in which the Assets are located, to the extent applicable to the transactions contemplated hereby. Sellers and CMI, jointly and severally, shall indemnify and save harmless Purchaser from and against any and all liability arising out of Sellers' and/or Purchaser's noncompliance with said bulk transfer laws except to the extent arising out of Purchaser's failure to pay, perform and discharge the Assumed Liabilities as and when due.

                            ARTICLE 6
                           REAL ESTATE

The following shall be applicable to the real estate sold to Purchaser hereunder pursuant to Article 1.1(L) hereof:

6.1 Title Policy. At Closing, CFI shall deliver to Purchaser a policy of title insurance without exceptions issued by Cislo Title Company, 1208 S. Saginaw Street, Flint, Michigan, for an amount not less than the purchase price for such real estate hereunder and insuring Purchaser herein as to the nature of CFI's title in the above described property.

6.2 Possession. Possession of the real estate shall be given immediately after Closing, subject to the rights of no tenants or others in possession.

6.3 Limited Warranty Deed. CFI shall deliver to Purchaser at Closing a limited or special warranty deed in the form required by the title company to deliver the title policy contemplated under Section 6.1 above.

                            ARTICLE 7
   REPRESENTATIONS, COVENANTS AND WARRANTIES OF CONTOUR PARTIES

Except as set forth on a Disclosure Schedule attached hereto that specifically identifies the relevant subsection hereof to which it relates (the "Contour Disclosure Schedule"), each Contour Party, severally and not jointly with any other Contour Party, represents, covenants and warrants the following to be true with respect to itself and not with respect to any other Contour Party:

7.1  Organization and Authorization of Contour Parties.  Such Contour
Party is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to carry on its business as it is now being conducted.

7.2 Authorization of Contour Parties. Such Contour Party has all requisite power and authority to execute, deliver and perform this Agreement and all writings relating hereto and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and all writings relating hereto by such Contour Party have been duly and validly authorized by all necessary corporate action on the part of such Contour Party. This Agreement and all writings relating hereto to be signed by such Contour Party constitute valid and binding obligations of such Contour Party enforceable in accordance with their respective terms. The execution, delivery and performance by such Contour Party of this Agreement and the consummation by such Contour Party of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) be subject to obtaining any required consents, approvals, authorizations, exemptions or waivers, (ii) violate any provision of law, rule or regulation to which such Contour Party is subject, (iii) violate any order, judgment or decree applicable to such Contour Party, (iv) violate any provision of the charter or Bylaws of such Contour Party, except, in each case, for violations which in the aggregate would not materially hinder or impair the consummation of the transactions contemplated hereby or (v) result in the creation of any Lien upon any of the Assets sold hereunder by such Contour Party.

7.3 Financial Statements. Each Seller has delivered to Purchaser copies of the following unaudited financial statements of such Seller, all of which are true and complete and have been prepared in accordance with generally accepted accounting principles consistently applied throughout the period indicated:

A. Balance Sheets. Balance sheets of CFI as of June 30, 1996 and April 30, 1997, certified by CFI's Treasurer, each of which presents, in all material respects, a true and complete statement, as of its date, of CFI's financial condition, assets and liabilities;

Balance sheets of CFFI as of June 30, 1996 and April 30, 1997, certified by CFFI's Treasurer, each of which presents, in all material respects, a true and complete statement, as of its date, of CFFI's financial condition, assets and liabilities.

B. Profit and Loss. Statements of CFI's profit and loss for the eight months ending June 30, 1996, and for the nine months ended April 30, 1997, certified by CFI's Treasurer, each of which accurately presents, in all material respects, the results of CFI's operations for the period indicated;

Statements of CFFI's profit and loss for the twelve months ending June
30, 1995 and 1996, and for the nine months ended April 30, 1997, certified by CFFI's Treasurer, each of which accurately presents, in all material respects, the results of CFFI's operations for the period indicated.

C.   Schedules of Accounts Payable, Purchase Orders and Accounts
Receivable. The Contour Disclosure Schedule includes a schedule of accounts payable (including taxes) as of April 30, 1997, outstanding purchase orders as of June 26, 1997 and accounts receivable (with aging) with respect to CFFI (other than as to its distribution and kit assembly businesses) and CFI, all as of April 30, 1997, which schedule is true, complete and accurate in all material respects.

7.4 Absence of Certain Changes in Sellers. Since April 30, 1997, there has not been:

A. Any change in Sellers' financial condition, assets, liabilities or business other than changes in the ordinary course of business, none of which has been materially adverse;

B. Any damage or loss, whether or not covered by insurance, materially and adversely affecting Sellers' properties or business;

C. Any declaration, or setting aside, or payment of any dividend or other distribution in respect to Sellers, shares, or any direct or indirect redemption, purchase or other acquisition of any such shares.

D. Any increase in the compensation payable or to become payable by Sellers to any of their officers, employees or agents, or any deferred compensation arrangement entered into with, or any bonus payment or arrangement made to or with, any of them; or

E. Any labor trouble or any event or condition of any character materially or adversely affecting Sellers' business or prospects.

7.5  Title to Properties of Sellers.

A. Personal Property. Sellers have good and marketable title to all their personal property sold hereunder. None of such personal property is subject to any Lien, except as specifically disclosed. Except as otherwise specified, all leasehold improvements, furnishings, machinery and equipment of Sellers sold hereunder are in good condition in the aggregate, ordinary wear and tear excepted and consistent with their age and use; and, to the best knowledge of Sellers, substantially comply with all applicable laws, ordinances and regulations.

B. Real Property. The following shall be applicable to the real estate to be subleased to Purchaser hereunder pursuant to Article 1.1(K) hereof and, where provided, real estate to be sold by CFI pursuant to Article 1.1(L) hereof:

(a)  The lease of real property at 3340 Scherer Drive, St.
Petersburg, Florida, to which CMI is a party is fully effective and affords CMI peaceful and undisturbed possession of the subject matter of the lease, and a true and complete copy of such lease has been delivered to Purchaser. Said lease has been duly authorized and executed by the parties and is in full force and effect. To the knowledge of CMI, CMI is not in default under such lease, nor, to the knowledge of CMI, has any event occurred which, with the notice or passage of time, or both, would give rise to such a default. To the knowledge of CMI, the other party to such lease is not in default under such lease, and there is no event which, with the notice or passage of time, or both, would give rise to such a default. To the knowledge of CFI and CMI with regard to the real estate to be sold and leased pursuant to this Agreement, neither is in violation of any zoning, building or safety ordinance, regulation or requirement, or other law or regulation applicable to the operation of its properties, nor, to the knowledge of CFI and CMI with regard to such real estate, has any notice of such violation been received by them. To the knowledge of CFI and CMI, there are no defaults by CFI or CMI or by any other party which might curtail in any material respect the present use of its respective properties. Except for the consent of the lessor of the real property at 3340 Scherer Drive, St. Petersburg, Florida, which consent has been obtained, no consent or approval is required with respect to the lease or sale of the real property to be leased and/or sold hereunder from any other parties or from any regulatory authority, and no filing with any regulatory authority is required in connection therewith.

(b)  To the knowledge of CMI and/or CFFI, (i) no Hazardous
Waste (as defined below) or Hazardous Material (as defined below) is present on the property nor has CMI and/or CFFI ever generated, transported, used, stored, treated, disposed of, or managed any Hazardous Waste or Hazardous Material, (ii) CMI and/or CFFI do not have any material liability under, and have not violated in any material respect, any Environmental Law (as defined below), (iii) CMI and/or CFFI are in compliance in all material respects with all applicable environmental laws, and (iv) CMI and/or CFFI have never entered into or been subject to any material judgment, consent decree, compliance order, or administrative order with respect to any material environmental or health and safety matter or received any demand letter, formal complaint or claim with respect to any environmental or health and safety matter or the enforcement of any Environmental Law. For purposes of this Agreement, (i) "Hazardous Material" shall mean and include any hazardous waste, hazardous material, hazardous substance, petroleum product, oil, toxic substance, pollutant, or contaminant, as defined or regulated under any Environmental Law, or any other substance which may pose a threat to the environment or to human health or safety; (ii) "Hazardous Waste" shall mean and include any hazardous waste as defined or regulated under any Environmental Law; and (iii) "Environmental Law" shall mean any environmental or health and safety-related law, regulation, rule, ordinance or by-law at the foreign, federal, state or local level, whether existing as of the date hereof, previously enforced or subsequently enacted.

7.6  Intellectual Property Rights; Employee Restrictions.

A. To the knowledge of each Seller, it has exclusive ownership of, with a right to use, sell, license, dispose of and bring actions for infringement of, all Intellectual Property Rights (as hereinafter defined) material to the conduct of its business as presently conducted (the "Sellers' Rights");

B. To the knowledge of each Seller, the business of such Seller as presently conducted and the production, marketing, licensing, use and servicing of any products or services of such Seller, do not infringe any patent, trademark, copyright, trade secret rights of any third parties or any other Intellectual Property Rights of any third parties;

C. No claim is pending or, to the knowledge of either Seller, threatened against such Seller, nor has any such Seller received any written notice or other written claim from any person asserting that any of the Sellers' present or contemplated activities infringe or may infringe any Intellectual Property Rights of such person;

D. To the knowledge of each Seller, no employee of such Seller has received notice that any such employee is in violation of any agreement or in breach of any agreement or arrangement with former or present employers relating to proprietary information or assignment of inventions.

As used herein, the term "Intellectual Property Rights" shall mean all intellectual property rights, all patents, patent applications, patent rights, trademarks, trademark applications, trade names, service marks, service mark applications, copyrights, copyright applications, computer programs and other computer software, inventions, designs, samples, specifications, schematics, know-how, trade secrets, proprietary process and formulae, all source and object code, algorithms, architecture, structure, display, screens, layouts, development tools, promotional materials, data bases, customer lists, supplier and dealer lists and marketing research, and all documentation and media constituting, describing or relating to the foregoing, including, without limitation, manuals, memoranda and records. The Contour Disclosure Schedule contains a list and brief description of all patents, patent applications, trademarks and registered copyrights owned by or registered in the name of Sellers or of which Sellers are the licensor or licensee of material rights or in which Sellers have any material right.

7.7  Customers, Distributors and Suppliers.  The relationships of each
Seller with its customers, distributors and suppliers are, to the knowledge of such Seller, good commercial working relationships. No customer, distributor or supplier has canceled, materially modified or otherwise terminated its relationship with such Seller or has during the last twelve (12) months decreased materially its service, supplies or materials to such Seller or its usage or purchase of the services or products of Seller, nor, to the knowledge of such Seller, does any customer, distributor or supplier have any plan or intention to do any of the foregoing.

7.8 Contracts of Sellers. Sellers have no contract or commitment extending beyond December 31, 1997.

7.9 Status of Contracts of Sellers. To the knowledge of each Seller, such Seller has complied, in all material respects, with all of the provisions of contracts described in this Agreement and of all other contracts and commitments to which such Seller is a party.

7.10 Compensation Paid by CFFI. The Contour Disclosure Schedule includes a true and complete list, as of April 30, 1997, certified by CFFI's Treasurer, showing the names of all persons who are employed by CFFI (other than in its distribution or kit assembly businesses) as of such date, including how and how much these persons are paid and the date of employment of these persons with CFFI.

7.11 Employment Contracts of Sellers . There are no written or oral contracts of employment between Sellers and any employee except as set forth on the Disclosure Schedule. There exists no liability of Sellers to any employee or former employee that will not be paid in full at Closing.

7.12 Employment Benefit Plan of Sellers. Sellers have no pension, bonus, profit sharing or retirement plans for officers or employees.

7.13 Insurance of Sellers' Property. All assets owned or leased by Sellers are adequately insured against fire and casualty, and valid policies therefor are outstanding and duly in force and the premiums have been paid when due. Sellers have not received any notice of any cancellation of policies pertaining to the foregoing.

7.14 Multi-Employer Employee Benefit Plans. Sellers sponsor no multi-employer employee pension or other qualified retirement plan and are not required to contribute to such plan.

7.15 Taxes of Sellers. Each Seller has paid any and all taxes, license fees or other charges levied, assessed or imposed on its business and any of its property, except those that are not due and payable.

7.16 Tax Returns of Sellers.

A. Preparation. Each Seller has duly prepared and filed any and all tax returns and reports required to be filed by it by federal, state and local tax authorities.

B. Correctness. The returns of each Seller filed are correct, true and complete in all material respects.

C. Payment. Any and all such taxes, including sales, corporate franchise, property, excise and use taxes have been paid or are adequately provided for on the latest financial statement of each Seller.

D. No Dispute. Neither Seller is involved in any dispute with any tax authority about the amount of taxes due, nor has either Seller received any notice of any deficiency, audit or other indication of deficiency from any tax authority not disclosed to the parties to this Agreement.

7.17 Directors and Officers of Contour Parties. The Contour Disclosure Schedule sets forth the names of all officers, directors and resident agents of Sellers and CMI.

7.18 Litigation Regarding Sellers. There is no litigation or proceeding either pending or, to the knowledge of either Seller, threatened against or relating to such Seller, its properties or business in any judicial, quasi judicial or administrative forum; further, such Seller does not know or have reasonable grounds to know any basis for any such action, including grievances with labor contracts.

7.19 Restrictions Regarding Sellers. There are no outstanding judgments, orders or restrictions against either Seller that, individually or in the aggregate with all other such items, could reasonably be expected to have a material adverse effect on the business of such Seller.

7.20 Licenses of Sellers. To the knowledge of each Seller, the Contour Disclosure Schedule sets forth a list of all licenses that each Seller requires to operate its business.

7.21 Union Contract of Sellers. Neither Seller has any union contract for any of its employees, and neither Seller has received any notice and has no reason to believe any notice will be given regarding union activity.

7.22 Assumed Names of Sellers. Neither Seller conducts its business under an assumed name.

7.23 Reliance. The foregoing representations and warranties are made with the knowledge and expectation that Purchaser is placing complete reliance on them.

                            ARTICLE 8
           REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as may be set forth on a Disclosure Schedule attached hereto that specifically identifies the relevant subsection hereof to which it relates (the "Purchaser Disclosure Schedule"), Purchaser represents, covenants and warrants the following to be true:

8.1  Organization and Authorization of Purchaser.

A. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Michigan and has all requisite power and authority to carry on its business as it is now being conducted.

B. Purchaser has all requisite power and authority to execute, deliver and perform this Agreement and all writings relating hereto and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and all writings relating hereto by Purchaser have been duly and validly authorized by all necessary action on Purchaser's part. This Agreement and all writings relating hereto to be signed by Purchaser constitute valid and binding obligations of Purchaser enforceable in accordance with their respective terms. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) be subject to obtaining any required consents, approvals, authorizations, exemptions or waivers, (ii) violate any provision of law, rule or regulation to which Purchaser is subject, (iii) violate any order, judgment or decree applicable to Purchaser or (iv) violate any provision of the Articles of Organization or Operating Agreement of Purchaser, except, in each case, for violations which in the aggregate would not materially hinder or impair the consummation of the transactions contemplated hereby.

8.2 Litigation. There are no actions, suits, claims, investigations or legal or administrative or arbitration proceedings pending or, to the best of Purchaser's knowledge, threatened (i) against Purchaser with respect to which there is a reasonable likelihood of a determination that would have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or (ii) that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated hereby. There are no actions, suits, claims, investigations or legal or administrative or arbitration proceedings pending or, to the best knowledge of Purchaser, threatened that seek to enjoin or obtain damages in respect of the consummation of the transactions contemplated hereby.

8.3 Consents. No consent, approval or authorization of, or exemption by, or filing with, any governmental authority is required in connection with execution, delivery and performance by Purchaser of this Agreement, or the taking of any other action contemplated hereby, excluding, however, consents, approvals, authorizations, exemptions and filings, if any, which Sellers are required to obtain or make.

8.4  Disclaimer.  EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, NO
CONTOUR PARTY MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IN CONNECTION WITH THE ASSETS OR THE TRANSACTIONS CONTEMPLATED HEREBY. EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, THE ASSETS BEING TRANSFERRED TO PURCHASER AT THE CLOSING ARE TO BE CONVEYED HEREUNDER "AS IS WHERE IS" ON THE CLOSING DATE AND IN THEIR THEN PRESENT CONDITION, AND PURCHASER SHALL RELY ON ITS OWN EXAMINATION THEREOF. EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, NO CONTOUR PARTY MAKES ANY WARRANTY OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY, OF ANY OF THE ASSETS BEING SO TRANSFERRED, OR AS TO THE CONDITION OR WORKMANSHIP THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

8.5 Reliance. The foregoing representations and warranties are made by Purchaser with the knowledge and expectation that Sellers and CMI are placing complete reliance on them.

                            ARTICLE 9
                        CERTAIN COVENANTS

9.1 Books and Records; Personnel. For a period of seven (7) years after the Closing Date:

A. Purchaser shall not dispose of or destroy any of the business records and files of Sellers without first offering to turn over possession thereof to Sellers by written notice to Sellers at least thirty
(30) days prior to the proposed date of such disposition or destruction.


B. Purchaser shall allow Sellers and their agents access to all business records and files of Sellers as to which Sellers shall require access in connection with any matter relating to Sellers' ownership of the Assets or conduct of the business of Sellers prior to the Closing during normal working hours at Purchaser's principal place of business or at any location where such records are stored, and Sellers shall have the right, at their own expense, to make copies of any such records and files; provided, however, that any such access or copying shall be had or done in such a manner so as not to interfere with the normal conduct of business of Purchaser.

C. Purchaser shall make available to Sellers upon Sellers' written request and at Sellers' expense, but consistent with Purchaser's business requirements, (i) copies of such records and files of Sellers as Sellers may request, (ii) Purchaser's personnel to assist Sellers in locating and obtaining records and files maintained by Sellers, and (iii) any of Purchaser's personnel whose assistance or participation is reasonably required by Sellers in anticipation of, or preparation for, existing or future litigation or other matters in which Sellers are involved.

D. The foregoing provisions of this Section 9.1 shall be in addition to the other obligations of Purchaser hereunder.

9.2 Purchaser Confidentiality. All documents and information obtained by Purchaser relating to Sellers or CMI shall be held by Purchaser in strictest confidence; provided, however, that Purchaser shall have no confidentiality obligation to Sellers or CMI with respect to information relating to the Assets. No such documents or information shall be disclosed by Purchaser to any third party or be used by Purchaser for any purpose other than facilitating the transactions contemplated by this Agreement unless required to be disclosed pursuant to judicial order or law. It is agreed that money damages would not be a sufficient remedy for any breach of this Section
9.2 and that Sellers and CMI shall be entitled to injunctive relief as a remedy for any such breach. Such remedy shall not be deemed to be the exclusive remedy for breach of this Section 9.2 but shall be in addition to all other remedies available at law or in equity. Purchaser further agrees and covenants that any confidential information that it has obtained in connection with its ownership of the Assets or in the course of the performance of its obligations or the exercise of its rights under this Agreement may not be used by Purchaser in any judicial or administrative proceeding brought by Purchaser against Sellers or CMI except in any proceeding for breach of this Agreement.

9.3  Employees.  CFI intends to terminate all of its employees (the
"CFI Employees") and CFFI intends to terminate those employees referred to in
Section 7.10 hereof (the "CFFI Employees") as of 12:00 midnight on the Closing Date. Purchaser intends to offer employment to substantially all of the CFI Employees and to a majority of the CFFI Employees effective as of the day next following the Closing Date at the wage and salary levels equal to or greater than in effect immediately prior to the Closing Date; provided, however, nothing herein shall affect Purchaser's right to discharge any such employee at any time for any reason whatsoever.

                            ARTICLE 10
                              BROKER

Each party represents and warrants that all negotiations related to this Agreement have been carried on by the parties without the intervention of any broker.

                            ARTICLE 11
                             NOTICES

All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or mailed, first class postage prepaid, to Sellers at Sellers' addresses given in this Agreement, or to Purchaser at Purchaser's address given in this Agreement, or to any other address that Purchaser or Sellers shall designate in writing.

                            ARTICLE 12
                      EXECUTION OF DOCUMENTS

Purchaser and the Contour Parties mutually agree that each shall take all steps reasonably necessary to facilitate the purchase and sale contemplated in this Agreement and to execute any other documents reasonably necessary to carry out and put into effect the terms of this Agreement, including, but not limited to, a bill of sale for the purchased Assets, an instrument of assumption as contemplated by Section 3.2 hereof, an amendment to the charter of each Seller changing such Seller's corporate name to a name wholly dissimilar from such name, and a sublease of a portion of CMI's leasehold interest.

                            ARTICLE 13
                    CONDITIONAL TAX CLEARANCE

Immediately after the Closing Date, Sellers shall apply for issuance of a conditional tax clearance or like document pertaining to sales, use, single business, income, payroll withholding and unemployment taxes to the extent applicable and, in that regard, shall prepare all appropriate returns and reports for submitting the application for issuance of a conditional tax clearance.

                            ARTICLE 14
                         INDEMNIFICATION

14.1 Indemnification of Purchaser. Subject to the limitations hereinafter set forth, the Contour Parties shall, jointly and severally, indemnify and save Purchaser and each of its members harmless from, against, for and in respect of any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action, encumbrances and reasonable costs and expenses suffered, sustained, incurred or required to be paid by them including, without limitation, reasonable fees and disbursements of counsel (collectively, the "Damages") suffered, sustained, incurred or required to be paid by any of them by reason of: (i) the claims of any broker or finder engaged by Sellers or CMI; (ii) the untruth, inaccuracy or breach of any representation, warranty, agreement or covenant of any Contour Party contained in or made in connection with this Agreement that was not known to Purchaser prior to the date hereof; (iii) the assertion against Purchaser of any liability or obligation of Sellers' or relating to Sellers' operations on or prior to the Closing Date, whether absolute or contingent, matured or unmatured, known or unknown, other than Assumed Liabilities; and
(iv) noncompliance with any applicable bulk sales or similar laws. Purchaser shall not be entitled to recover any amount for any claims from Sellers or CMI under this Section 14.1 unless and until the aggregate amount which Purchaser is entitled to recover in respect of such claims exceeds $25,000.00, and indemnification shall be made by the indemnifying party hereunder only to the extent the aggregate amount of such claims exceeds $25,000.00; provided that the maximum amount recoverable by Purchaser for indemnification claims from the Contour Parties under this Section 14.1 shall be $1,500,000.00 in the aggregate.

14.2 Indemnification of Contour Parties. Subject to the limitations hereinafter set forth, Purchaser shall indemnify and save the Contour Parties and each of their respective shareholders, subsidiaries, affiliates, officers and directors harmless from, against, for and in respect of any and all Damages suffered, sustained, incurred or required to be paid by them by reason of (i) the claims of any broker or finder engaged by Purchaser; (ii) the untruth, inaccuracy or breach of any representation, warranty, agreement or covenant of Purchaser contained in or made pursuant to this Agreement that was not known to such Contour Party prior to the date hereof; (iii) any event or occurrence related to the ownership or operation of any of the Assets after the Closing Date; (iv) liabilities arising in connection with the Assumed Liabilities. The Contour Parties shall not be entitled to recover any amount for any claims from Purchaser under this Section 14.2 unless and until the aggregate amount which the Contour Parties are entitled to recover in respect of such claims exceeds $25,000.00 and indemnification shall be made by the indemnifying party hereunder only to the extent the aggregate amount of such claims exceeds $25,000.00; provided that the maximum amount recoverable by the Contour Parties for indemnification claims from Purchaser under this Section
14.2 shall be $1,500,000.00 in the aggregate.

14.3 Rules Regarding Indemnification.

A. The obligations and liabilities of each indemnifying party hereunder with respect to Damages resulting from the assertion of liability by the indemnified party or third parties shall be subject to the following terms and conditions:

                         (i)  the indemnified party shall give prompt written
notice to the indemnifying party of any claim that might give rise to a claim by the indemnified party against the indemnifying party based on the indemnity agreements contained in Sections 14.1 and 14.2 hereof, stating the nature and basis of said claims and the amounts thereof, to the extent known; and

                        (ii) if any action, suit or proceeding is brought against the indemnified party, with respect to which the indemnifying party may have liability under the indemnity agreements contained in Sections 14.1 and 14.2 hereof, the action, suit or proceeding shall be defended (including all proceedings on appeal or for review that counsel for the indemnified party shall deem appropriate) by the indemnifying party. The indemnified party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the indemnified party's own expense unless (A) the employment of such counsel and the payment of such fees and expenses both shall have been specifically authorized by the indemnifying party in connection with the defense of such action, suit or proceeding or (B) such indemnified party shall have reasonably concluded and specifically notified the indemnifying party that there may be specific defenses available to it that are different from or additional to those available to the indemnifying party or that such action, suit or proceeding involves or could have an effect upon matters beyond the scope of the indemnity agreements contained in Sections 14.1 and 14.2 hereof, in any of which events the indemnifying party, to the extent made necessary by such defenses, shall not have the right to direct the defense of such action, suit or proceeding on behalf of the indemnified party. In such case only that portion of such fees and expenses reasonably related to matters covered by the indemnity agreements contained in Sections 14.1 and 14.2 hereof shall be borne by the indemnifying party. The indemnified party shall be kept fully informed of such action, suit or proceeding at all stages thereof whether or not it is so represented. The indemnifying party shall make available to the indemnified party and its attorneys and accountants all books and records of the indemnifying party relating to such proceedings or litigation, and the parties hereto agree to render to each other such asistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.

          B. An indemnified party's right to indemnification pursuant to this Article 14 shall be calculated net of any net (giving effect to the payment of any additional taxes that may be incurred by such party from treatment of such indemnification payments as taxable income or gain to such party) tax benefit to such party (utilized by such party against income of such party in the year that such party deducts such liability, loss, claim, cost or expense in its income tax returns, regardless of whether such party receives any tax benefits in any other year by reason of any net operating loss or other available income tax carryforwards or carrybacks), resulting from such liability, loss, claim, cost or expense.

          C. The indemnified party shall not make any settlement of any claims without the written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed.

          D. Except as herein expressly provided, the rights and remedies provided in this Article 14 are the exclusive rights and remedies of a party hereunder with respect to the transactions contemplated hereby and shall preclude the assertion by any party of any other rights or the seeking of any other rights or remedies against any other party hereto.

          E. No party shall have any liability under this Article 14 unless on or before December 31, 1998, the indemnifying party is given written notice asserting a claim for indemnity hereunder with respect thereto, in which event the survival period for such claim shall be tolled.

                            ARTICLE 15
                             CLOSING

     The closing of the transactions contemplated hereby (the "Closing") is taking place simultaneously with the execution hereof at the offices of Hicks, Schmidlin & Bancroft, 2300 Austin Parkway, Flint, Michigan commencing at 10:00 a.m., eastern daylight time, on June 27, 1997 or at such other time and/or place and/or on such other date as the parties may mutually agree (the "Closing Date").

                            ARTICLE 16
                          MISCELLANEOUS

     16.1 Amendment. This Agreement shall not be amended, altered or terminated except by a writing executed by each Party.

     16.2 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Michigan.

     16.3 Headings. The paragraph headings used in this Agreement are included solely for convenience.

     16.4 Entire Agreement.  This Agreement sets forth the entire
Understanding of the parties; further, this Agreement shall supersede and/or replace any oral or written Agreement(s) relating to this subject matter entered into by the parties before the date of this Agreement.

     16.5 Waiver. The waiver by any party of any breach or breaches of any provision of this Agreement shall not operate as or he construed to be a waiver of any subsequent breach of any provision of this Agreement.

     16.6 Binding Effect. This Agreement, inclusive of its terms and provisions, shall survive the closing and shall be binding on and inure to the benefit of, and be enforceable by, the respective heirs, legal representatives, successors and assigns of the parties.

     16.7 Dispute Resolution. Except with respect to matters as to which injunctive relief is being sought, any dispute arising out of or relating to this Agreement that has not been settled within thirty (30) days by good faith negotiation between the parties to this Agreement shall be submitted to the American Arbitration Association for final and binding arbitration pursuant to AAA's arbitration rules. Any such arbitration shall be conducted in Genessee County, Michigan.

     16.8 Incorporation of Exhibits and Schedules. The Exhibits and Schedules (including the Contour Disclosure Schedule and Purchaser Disclosure Schedule) identified in this Agreement are incorporated hereby by reference and made a part hereof.

     IN WITNESS WHEREOF, Purchaser, CMI and Sellers have caused this Agreement to be executed as of the date first above written by their respective officers or representatives thereunder duly authorized.

                              SELLERS:
                              CONTOUR FABRICATORS, INC.
                              By:  /s/ Donald F. Fox
                              Its:     President
                              Address:  6025 Shiloh Road
                                       Alpharetta, Georgia 30005

                              CONTOUR FABRICATORS OF FLORIDA, INC.
                              By:  /s/ Donald F. Fox
                              Its:     President
                              Address:  6025 Shiloh Road
                                       Alpharetta, Georgia  30005

                              CONTOUR MEDICAL, INC.
                              By:  /s/ Donald F. Fox
                              Its:     President
                              Address:  6025 Shiloh Road
                                       Alpharetta, Georgia 30005

                              PURCHASER:
                              RAWCAR GROUP, L.L.C.
                              By:   /s/ Richard A. Weaver
                              Its:      President
                              Address:----------------------------